Exhibit 99.1 Press Release

[LOGO] Siderca Tenaris Group

Siderca S.A.I.C. Announces Unaudited Results for the Nine Months and Quarter ended September 30, 2002

Edgardo Carlos/Fernando Pardo Siderca S.A.I.C. (54) 11 4318-4043	Cesar Villavicencio Citigate Dewe Rogerson (212) 688-6840

Buenos Aires, November 7, 2002. Siderca S.A.I.C. (New York Stock Exchange: SDT and Buenos Aires Stock Exchange: ERCA), a Tenaris company, today announced its earnings for the nine months and third quarter ended September 30, 2002.

These results are expressed in constant September 30, 2002 Argentine pesos by applying the variation in the Argentine wholesale price index (WPI) from the time of the applicable operation until the end of the period. The results of the corresponding periods of the prior year have been adjusted by the cumulative variation (121.3%) in the WPI over the first nine months of 2002. Where given, figures in U.S. dollars are convenience translations only.

Results from operations in foreign currency are converted to Argentine pesos at the exchange rate prevailing at the time of the applicable operation. Earnings from investments in investee companies are converted using the exchange rate at the end of the period. Siderca estimates that the average rate used for the conversion of its foreign currency operations during the nine months ended September 30, 2002, was ARP3.00 per U.S. dollar and ARP3.53 per U.S. dollar during the quarter ended September 30, 2002. The bank buying rate for U.S. dollars at the end of the nine months ended September 30, 2002, was ARP3.64, and the bank selling rate was ARP3.74.

Figures are for Siderca’s consolidated results. Siderca consolidates its results with its subsidiaries, NKKTubes, AlgomaTubes, Confab and Siat, as well as other smaller subsidiaries.

Highlights: Nine months ended September 30, 2002

•	Net income of ARP1,513.3 million
•	Operating income of ARP1,095.2 million
•	Net sales of ARP3,931.4 million

Unaudited Results for the Nine Months ended September 30, 2002 vs. the Nine Months ended September 30, 2001

Siderca’s results for the nine months ended September 30, 2002, expressed in constant Argentine pesos of that date, were significantly affected by the rapid and substantial devaluation of the Argentine peso that occurred during the period, particularly during the first half of the period.

Operating income was ARP1,095.2 million (27.9% of net sales) in the first nine months of 2002, compared to ARP363.8 million (15.7% of net sales) in the same period last year. This improvement reflected higher operating margins in Siderca’s Argentine operations and higher operating profits in terms of Argentine pesos in the operations of Siderca’s non-Argentine subsidiaries, in both cases due principally to the effects of the devaluation of the Argentine peso.

Net income rose to ARP1,513.3 million (ARP1.51 per share and ARP15.13 per ADR) in the first nine months of 2002, compared to ARP274.0 million (ARP0.27 per share and ARP2.74 per ADR) in the corresponding period of 2001. This increase in recorded earnings reflected a sharply higher operating income (three times higher at ARP1,095.2 million) and increased equity in earnings from investee companies (almost double at ARP192.4 million) as well as the inclusion of an unrealized gain of ARP708.0 million arising from the conversion of the financial statements of Siderca’s foreign equity holdings, partially offset by increased income tax provisions (three times higher at ARP294.2 million).

Net sales were ARP3,931.4 million in the first nine months of 2002, compared to ARP2,321.5 million in the same period of 2001. Although most of this increase in net sales was due to the effects of converting Siderca’s foreign currency earnings to Argentine pesos, net sales also rose slightly in U.S. dollar terms as a result of increased sales at Siderca’s welded pipe subsidiaries arising from higher sales volumes (but with lower average selling prices), which more than offset lower sales revenues in U.S. dollar terms on Siderca’s domestic sales arising from lower sales volumes and lower average selling prices.

Overall sales volume increased 5.7% to 1,144.3 thousand tons in the first nine months of 2002 from 1.082.6 thousand tons in the same period of 2001, reflecting a strong increase (39.6%) in welded pipe sales volumes, partially offset by a decrease (8.0%) in seamless pipe sales volumes. In the domestic market, seamless pipe sales volumes declined by 30% as a result of the Argentine crisis affecting adversely local drilling activity and sales to Siderca’s oil and gas and commercial customers. Siderca’s export sales of 391.5 thousand tons in the first nine months of 2002 were down by 4.3% compared to the same period of 2001 , whereas sales by its seamless pipe subsidiaries, principally NKKTubes, rose 3.0% to 202.7 thousand tons. During the period, demand for seamless pipes from the oil sector remained firm, though down on last year’s high levels, due to sustained international oil and gas drilling activity in regions such as the Middle East, Asia and Africa, which partially offset the declines shown in countries such as Canada, Venezuela and Argentina. Demand from the industrial sector was affected by weak levels of industrial activity in the main industrialized economies. Welded pipe sales volumes rose to 433.9 thousand tons in the first nine months of 2002 from 310.7 thousand tons in the same period of 2001, reflecting high demand for welded pipes from regional pipeline projects in Ecuador, Peru and Bolivia.

Cost of goods sold, expressed as a percentage of net sales, decreased to 59.1% in the first nine months of 2002 from 68.8% in the same period of 2001, reflecting the positive effect of the devaluation of the Argentine peso on the ratio between Siderca’s revenues and production costs in its Argentine operations.

Selling, general and administrative expenses represented 13.0% of net sales in the first nine months of 2002, compared to 15.6% of net sales in the same period of the previous year. Selling expenses increased as a percentage of net sales reflecting the higher proportion of export sales in the sales mix, whereas general and administration expenses declined, reflecting reduced costs in Argentina.

Financial income (expenses) and holding gains (losses) represented a net loss of ARP47.9 million in the first nine months of 2002, compared to a net loss of ARP96.6 million in the same period of 2001. This result includes the effect of the devaluation of the Argentine peso on the value of Siderca’s net monetary assets (excluding equity holdings) held in foreign currency (a gain of ARP505.7 million) and the effect of Argentine inflation on the value of its net monetary assets held in Argentine pesos (a loss of ARP552.8 million).

Other income and expenses showed a net loss of ARP34.1 million in the first nine months of 2002, compared to a net loss of ARP13.8 million in the same period of the previous year, mainly due to an increase in provisions by Siderca related to the impairment of certain credits with the Argentine government, which are now fully provisioned.

Equity in earnings from investee companies rose to ARP192.4 million (US$53 million) in the first nine months of 2002, compared to ARP101.0 million (US$46 million) in the same period of the previous year.

Siderca’s investment in Tamsa generated a net gain of ARP152.2 million (US$42 million) in the first nine months of 2002, compared to a net gain of ARP79.9 million (US$36 million) in the same period of 2001. Tamsa’s net income for the period benefited from a favorable tax judgment in a claim brought by Tamsa and improved results on Tamsa’s investment in Sidor. Demand for Tamsa’s seamless pipes in Venezuela and from the non-oil sector in Mexico in the first nine months of 2002 was lower than in the same period of 2001 but demand from the Mexican oil sector was higher.

Siderca’s investment in Dalmine generated a net gain of ARP11.0 million (US$3 million) in the first nine months of 2002, compared with a net gain of ARP13.6 million (US$6 million) in the same period of 2001. Although Dalmine reported net income of Euro 20.3 million (US$20 million) in the first nine months of 2002, Siderca’s results from its investment in Dalmine over the period were adversely affected by the recording of a loss of approximately US$12 million corresponding to the provision made by Dalmine in its 2001 financial statements relating to the claim brought by BHP Petroleum Ltd. against Dalmine. If this loss had been recorded in 2001, Siderca’s investment in Dalmine in the first nine months of 2002 would have generated a net gain of ARP26.1 million. Dalmine’s net sales in the period showed a slight decrease and were affected by lower sales of seamless pipes as compared to the same period of 2001, principally due to reduced demand from the industrial sector, offset in part by higher sales of electricity and natural gas by its subsidiary, Dalmine Energie.

Equity in earnings from investee companies also included a gain of ARP9.1 million on our investment in Tenaris Connections A.G., a gain of ARP7.6 million arising from negative goodwill on Siderca’s investment in Confab in 1999 and a gain of ARP7.8 million arising from negative goodwill on Siderca’s additional investment in Tamsa in 2001.

Siderca recorded an increased income tax provision of ARP294.2 million in the first nine months of 2002, compared to ARP96.0 million in the same period of last year, reflecting higher earnings.

Cash and cash equivalents at September 30, 2002, amounted to ARP587.9 million (US$157 million), representing an increase of approximately US$48 million over the period. Net financial debt amounted to ARP372.7 million (US$100 million) at September 30, 2002, down from approximately US$173 million at December 31, 2001.

Siderca’s consolidated financial debt (all denominated in foreign currency) was ARP960.6 million (US$257 million) at September 30, 2002, compared to ARP1,062.0 million (US$286 million) at September 30, 2001. The debt was held principally at Confab (ARP280.4 million, or US$75 million), Siderca (ARP267.0 million, or US$71 million), NKKTubes (ARP179.3 million, or US$48 million), Siderca International (ARP138.4 million, or US$37 million), Siat (ARP46.2 million or US$12 million) and AlgomaTubes (ARP45.5 million, or US$12 million).

Unaudited Results for the Fiscal Quarter Ended September 30, 2002 vs. the Fiscal Quarter Ended September 30, 2001

Operating income was ARP291.0 million (24.9% of net sales) in the third quarter of 2002, compared to ARP139.2 million (18.5% of net sales) in the same period of 2001. This improvement reflected higher operating margins at Siderca’s Argentine operations and higher operating income in terms of Argentine pesos at the operations of Siderca’s foreign subsidiaries due principally to the devaluation of the Argentine peso.

Siderca recorded a net loss of ARP283.0 million (ARP0.28 per share and ARP2.83 per ADR) in the third quarter of 2002, compared to a net income of ARP113.3 million (ARP0.11 per share and ARP1.13 per ADR) in the corresponding quarter of 2001. Despite a sharp increase in operating income in the third quarter of 2002 (ARP291.0 million, as compared to ARP139.2 million), Siderca showed a loss in the period primarily as a consequence of an unrealized loss of ARP331.6 million arising from the conversion of the financial statements of Siderca’s foreign equity holdings and a loss of ARP174.9 million arising from the effect on Siderca’s holdings of net monetary assets in foreign currency of Argentine inflation and the appreciation of the Argentine peso in the quarter. Accordingly, these losses were a result of the inflation in the period (13.1% as measured by the change in the WPI) and the revaluation of the Argentine peso (1.6%) during the quarter and did not reflect results at the operating level.

Net sales were ARP1,171.2 million in the third quarter of 2002, compared to ARP754.3 million in the same period of 2001. This increase in net sales was due to the effect of converting Siderca’s foreign currency earnings to Argentine pesos. Net sales in U.S. dollar terms were affected by lower sales volumes and average selling prices for seamless pipes. The average selling price of Siderca’s seamless pipes declined 8.2% in U.S. dollar terms as compared to the same quarter of 2001, reflecting reduced U.S. dollar prices in the domestic market and the impact of a 5% export sales tax and a 50% reduction in tax rebates on export sales that was in full effect during the period.

Overall sales volume decreased 3.8% to 332.5 thousand tons in the third quarter of 2002, from 345.7 thousand tons in the same period of 2001, reflecting a 19% decrease in seamless pipe sales volumes and a 37.5% increase in welded pipe sales volumes. In Siderca’s domestic market, sales volumes declined by 22.9%, with the Argentine crisis continuing to impact local drilling activity and sales to Siderca’s oil and gas and commercial customers. Siderca’s export sales of 98.3 thousand tons in the third quarter of 2002 were 22.2% down compared to the corresponding period of 2001 and sales by Siderca’s seamless subsidiaries decreased 11.1% to 61.9 thousand tons. The decline in Siderca’s export sales reflected in part weaker demand and in part the effect of variations in delivery terms with a corresponding increase in inventories. During the quarter, demand for seamless tubes was affected by lower drilling activity in countries such as Canada, Venezuela and Argentina and lower demand from the industrial sector due to weak levels of industrial activity in the main industrialized economies, partially offset by increased drilling activity in regions such as the Middle East,Asia and Africa. Welded pipe sales volumes rose to 129.3 thousand tons in the third quarter of 2002, from 94.0 thousand metric tons in the same period of 2001, reflecting high demand for welded pipes from regional pipeline projects.

Cost of goods sold, expressed as a percentage of net sales, decreased to 60.2% in the third quarter of 2002, from 68.8% in the same period of 2001. This improvement was principally due to the increased competitiveness of Siderca’s domestic operations where the cost of goods sold rose at a lower rate than net sales, reflecting Siderca’s profile as an exporter of industrial products with substantial domestic added value.

Selling, general and administrative expenses represented 15.0% of net sales in the third quarter of 2002, compared to 12.7% of net sales in the same period of the previous year. Selling expenses increased as a percentage of net sales reflecting non-recurring costs incurred on the exports of Confab’s products during the quarter and increased sales of some high value products which have higher associated selling expenses , which effect was partially offset by reduced general and administration expenses expressed as a percentage of net sales, reflecting reduced costs in Argentina.

Financial income (expenses) and holding gains (losses) represented a net loss of ARP222.4 million in the third quarter of 2002, compared to a net loss of ARP33.4 million in the same period of 2001. The result for the period included a loss of ARP174.9 million arising from the effect of Argentine inflation and appreciation of the Argentine peso on Siderca’s holdings of net monetary assets in foreign currency (ARP174.9 million) and a loss of ARP33.1 million on the value of inventories.

Other income and expenses represented a net gain of ARP4.0 million in the third quarter of 2002, compared to a net gain of ARP4.2 million in the same period of the previous year.

Equity in earnings from investee companies declined to ARP20.7 million in the third quarter of 2002, compared to ARP46.5 million in the same period of the previous year.

Siderca’s investment in Tamsa generated a gain of ARP22.8 million (US$6 million) in the third quarter of 2002, compared to a gain of ARP17.2 million (US$8 million) in the same period of 2001.

Siderca’s investment in Dalmine generated a loss of ARP8.6 million (US$2 million) in the third quarter of 2002, compared with a loss of ARP25.3 million (US$11 million) in the same period of 2001.

Equity in earnings from investee companies also included a gain of ARP1.8 million arising from negative goodwill on Siderca’s investment in Confab in 1999 and Siderca’s additional investment in Tamsa in 2001.

Siderca recorded an income tax provision of ARP45.6 million in the third quarter of 2002, compared to ARP46.8 million in the same period of last year.

Recent Developments

On September 13, 2002, Tenaris S.A., a wholly-owned subsidiary of Sidertubes S.A., announced that it would seek from the regulatory authorities in Argentina, Mexico, Italy and the United States the approvals necessary to make an offer to exchange its shares and ADSs for shares and ADSs of Siderca and Tamsa and shares of Dalmine. Tenaris S.A. also announced that it would seek authorization to list its ordinary shares on the Buenos Aires, Mexican and Milan stock exchanges and its ADSs on the New York Stock Exchange.

On October 18, 2002, Sidertubes S.A. informed Siderca that it had transferred to its subsidiary, Tenaris S.A., its entire interest in Siderca (519,578,214 shares, or 51.9% of the total outstanding share capital of Siderca). Consequently, Tenaris S.A. now controls 71.2% of the Siderca’s outstanding share capital.

The table below shows Siderca’s consolidated total sales volume by product and market for the periods indicated.

	For the nine months ended September 30,			For the three months ended September 30,
	2002	2001	Change	2002	2001	Change
	(tons)			(tons)
Seamless Steel Pipe Sales
Domestic sales	116,218	166,139	-30,0%	43,049	55,833	-22,9%	%
Exports	391,490	408,944	-4,3%	98,282	126,256	-22,2%	%
NKKTubes and AlgomaTubes	202,739	196,800	3,0%	61,905	69,581	-11,0%	%

Total seamless steel pipe sales	710,447	771,883	-8,0%	203,236	251,670	-19,2%	%

Welded Steel Pipe Sales	433,863	310,712	39,6%	129,276	94,009	37,5%	%

Total Sales	1,144,310	1,082,595	5,7%	332,512	345,679	-3,8%	%

The table below shows Siderca’s unconsolidated total sales volume by product and market for the periods indicated.

	For the nine months ended September 30,			For the three months ended September 30,
	2002	2001	Change	2002	2001	Change
	(tons)			(tons)
Seamless Steel Pipe Sales
Domestic sales	117,419	167,034	-29.7%	43,382	56,163	-22.8%
Exports	391,490	408,944	-4.3%	98,282	126,256	-22.2%

Total seamless steel pipe sales	508,909	575,978	-11.6%	141,664	182,419	-22.3%
Steel Bars	28,383	53,033	-46.5%	0	31,052	-100.0%

Total Sales	537,292	629,011	-14.6%	141,664	213,471	-33.6%

The table below shows, for the periods indicated, Siderca’s consolidated income statements. Amounts expressed in millions of Argentine pesos with purchasing power as of September 30, 2002, except per share and per ADR data.

	For the nine months ended September 30,		For the three months ended September 30,

	2002	2001	2002	2001
Net sales	3,931.4	2,321.5	1,171.2	754.3

Cost of sales	(2,324.9)	(1,596.4)	(704.5)	(519.1)

Gross profit	1,606.5	725.1	466.7	235.2

Selling, general and administrative expenses	(511.3)	(361.3)	(175.7)	(95.9)

Total operating income (loss) for the period	1,095.2	363.8	291.0	139.2

Financial income (expenses) and holding gains (losses)	(47.9)	(96.6)	(222.4)	(33.4)

Other income (expenses), net	(34.1)	(13.8)	4.0	4.2

Results from investments in investee companies:

For investments in companies	177.0	89.6	18.9	42.7

Other results	15.4	11.4	1.8	3.8

Results from conversion into Argentine pesos of foreign currency equity holdings	708.0	—	(331.6)	—

Income tax	(294.2)	(96.0)	(45.6)	(46.8)

Income (loss) before minority interest	1,619.4	258.3	(283.8)	109.7

Minority interest in losses (earnings) of consolidated subsidiaries	(106.1)	15.6	(0.8)	3.6

Net (loss) income for the period	1,513.3	273.9	(283.0)	113.3

Earnings (loss) per share	1.513	0.274	(0.283)	0.113
Earnings (loss) per ADR	15.133	2.739	(2.830)	1.133
Depreciation and amortization	154.3	149.7	50.6	62.1

The table below shows, for the periods indicated, Siderca’s unconsolidated income statements. Amounts expressed in millions of Argentine pesos with purchasing power as of September 30, 2002, except per share and per ADR data.

	For the nine months ended September 30,		For the three months ended September 30,

	2002	2001	2002	2001

Net sales	1,734.5	1,236.2	448.5	410.5

Cost of sales	(726.0)	(791.3)	(159.8)	(257.4)

Gross profit	1,008.5	444.9	288.7	153.1

Selling, general and administrative expenses	(250.2)	(203.3)	(82.4)	(58.0)

Total operating income (loss) for the period	758.2	241.6	206.3	95.1

Financial income (expenses) and holding gains (losses), net	(1.0)	(8.8)	(148.1)	(1,2)

Other income and expenses, net	(39.7)	(5.6)	(3.6)	(3.2)

Results from investments in investee companies:

For investments in companies	273.1	95.0	26.7	46.9

Other results	(3.3)	0.6	(1.6)	2.1
Results from conversion into Argentine pesos of foreign currency equity holdings	708.0	—	(331,6)	—

Income tax	(182.0)	(48.9)	(31,0)	(26.4)

Net income (loss) for the period	1,513.3	273.9	(283,0)	113.2

Earnings (loss) per share	1.513	0.274	(0.283)	0.113

Earnings (loss) per ADR	15.133	2.739	(2.830)	1.132

Depreciation and amortization	120.9	123.8	39.3	40.8

The table below shows, for the periods indicated, Siderca’s consolidated balance sheet.

CONSOLIDATED BALANCE SHEET at September 30, 2002 and 2001 Amounts expressed in millions of Argentine pesos with purchasing power as of September 30, 2002

	At September, 30
	2002	2001
ASSETS
CURRENT ASSETS
Cash and banks	201.3	110.9
Short-term investments	386.6	235.3
Trade receivables	1,037.1	641.2
Other receivables	162.5	138.7
Inventories	972.6	586.6

TOTAL CURRENT ASSETS	2,760.0	1,712.7

NON-CURRENT ASSETS
Trade receivables	11.3	—
Other receivables	61.9	76.6
Long-term investments	2,649.2	1,394.7
Property, plant and equipment	1,718.9	1,716.1
Intangible assets	41.5	33.1

TOTAL NON-CURRENT ASSETS	4,482.7	3,220.4

TOTAL	7,242.8	4,933.1

LIABILITIES
CURRENT LIABILITIES
Accounts payable	751.1	405.8
Short-term financial debt	710.1	557.1
Taxes, payroll and social security payable	381.8	99.6
Others	98.8	105.7

TOTAL CURRENT LIABILITIES	1,941.8	1,168.1

NON-CURRENT LIABILITIES
Accounts payable	35.5	25.5
Long-term financial debt	250.4	76.5
Taxes, payroll and social security payable	21.8	18.4
Others	16.4	11,8
Allowance for lawsuits and contingencies	67.9	60.0
Other liabilities	23.4	11.4

TOTAL NON-CURRENT LIABILITIES	415.4	203.5

Subtotal	2,357.3	1,371.7
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	398.9	251.7

SHAREHOLDER’S EQUITY	4,486.7	3,309.8

TOTAL	7,242.8	4,933.1

The table below shows, for the periods indicated, Siderca’s consolidated statement of cash flow. Amounts expressed in millions of Argentine pesos with purchasing power as of September 30, 2002

Amounts expressed en pesos

	For the nine months ended September, 30
	2002	2001

Net income (loss) for the period	1,513.3	273.9
Adjustments to reconcile net income to resources provided by operating activities:
Results from conversion into Argentine pesos of foreign currency equity holdings	(708.0)	—
Exchange rate related earnings from long-term investments	(442.2)	—

Subtotal	363.1	273.9
Depreciation and amortization	154.3	149.7
Equity in the losses (gains) of investee companies and others	56.6	(78.6)

Cash provided by the operations	574.0	345.0
Dividends proceeds from investees	46.3	27.4

Subtotal	620.3	372.4
Resources (used in) working capital and others	(124.7)	151.1

Resources provided by operations	495.6	523.5
Resources (used in) investing activities	(96.1)	(87.4)
Resources (used in) provided by financing activities	(53.8)	(198.3)

Net increase (decrease) in cash	345.7	237.8
Increase provided by business acquisitions	—	—
Cash at the beginning of the period	242.1	108.4

Cash at the end of the period	587.8	346.2